Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus High Yield Strategies Fund:

We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act
of 1940, that the Dreyfus High Yield Strategies
Fund (the "Fund") complied with the requirements
of subsections (b) and (c) of Rule 17f-2 under
the Investment Company Act of 1940 as
of April 30,2009.  Management is responsible
for the Fund's compliance with those requirements.
Our responsibility is to express an opinion on
management's assertion about the Fund's compliance
based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight Board
 (United States) and, accordingly, included examining,
on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests performed as of April 30, 2009 and with respect to agreement of security purchases and sales, for the
period from March 31, 2009 (the date of our last
examination), through April 30, 2009:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations
for all securities held by sub custodians and in book
entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities
held in safekeeping by the Custodian but not included
in 1. and 2. above;
4.	Reconciliation between the Fund's accounting records
and the Custodian's records as of April 30, 2009 and
verified reconciling items;
5.         Confirmation of pending purchases for the Fund
as of April 30, 2009 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Fund as
of April 30, 2009 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of the Fund's trade tickets for two
purchases and two sales or maturities for the period
March 31, 2009 (the date of our last examination) through
April 30, 2009, to the books and records of the Fund
noting that they had been accurately recorded and
subsequently settled;
8.	We reviewed BNY Mellon Asset Servicing Report
on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period
October 1, 2007 through September 30, 2008 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9. We inquired of the Custodian who concurred that all control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through April 30, 2009.
In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Dreyfus High Yield Strategies Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2009, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus High Yield Strategies Fund and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
July 29, 2009



July 29, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus High Yield Strategies Fund
(the "Fund") is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment
Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule
17f-2 as of April 30, 2009 and from March 31, 2009 through April 30, 2009.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2009 and from March 31, 2009 through
April 30, 2009 with respect to securities reflected in the investment account of the Fund.

Dreyfus High Yield Strategies Fund

Jim Windels
Treasurer